VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

January 12, 2004

04012176

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

dlw 1/20

Enclosures

United States Sec Filing
January 12, 2004

04 JAN 15 AM 7:21

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Announces Flow-Through Private Placement Financing - dated December 5, 2003
2. ValGold Closes Flow-Through Private Placement - dated December 24, 2003
3. ValGold's First Quarter Results – dated December 30, 2003

Correspondence with Securities Commissions

4. Confirmation of Mailing - dated December 18, 2003
5. Form 45-102F2 – dated December 24, 2003 for distribution on December 18, 2003
6. Material Change Report – dated December 24, 2003
7. Ontario Securities Commission Form 13-502F1
8. Confirmation of Mailing – dated December 30, 2003

Proxy Material

9. Annual Return Card – December 18, 2003
10. Notice of Annual Meeting – December 18, 2002
11. Information Circular – December 18, 2002
12. Proxy – December 18, 2002

Financials

13. Quarterly and Year end Report for period ended July 31, 2003
14. Consolidated Audited Financial Statement for period ended July 31, 2003
15. Annual Report 2003 – Presidents' Letter
16. Annual Information Form for period ended July 31, 2003
17. Interim Financial Statements for period ended October 31, 2003

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

December 5, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD ANNOUNCES FLOW-THROUGH PRIVATE PLACEMENT FINANCING

ValGold Resources Ltd. (VAL:TSX Venture Exchange) (the "Company") is pleased to announce that it has arranged a non-brokered private placement with several placees for the issue of up to 700,000 flow-through units at $0.60 per unit for total proceeds of approximately $420,000 (the "Offering"). Each unit will be comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.70 for a period of 12 months from the date of closing of the private placement. The Company may, at its discretion, issue a finder's fee to arm's length finders consisting of a cash payment of up to 7.5% of the gross proceeds raised in the Offering. The finder's fee may also include non-transferable warrants (the "Finder Warrants") entitling the holder to purchase that number of common shares which is equal to 10% of the number of units sold. The Finder Warrants will expire 12 months from the date of closing of the private placement. The exercise price for the Finder Warrants will be $0.70 per common share.

Proceeds from the private placement will be used to fund exploration programs on the Company's Ontario mineral properties and other eligible projects approved by the Company.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for four months from closing of the private placement, except as permitted by the British Columbia *Securities Act,* the *Securities Rules*, and the TSX Venture Exchange.

William J. Witte, P. Eng.
Executive Vice President

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 24, 2003

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD CLOSES FLOW-THROUGH PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX Venture) (the "Company") is pleased to announce that it has completed a flow-through private placement consisting of the issue of 700,000 flow-through units (the FT Units) at $0.60 per FT Unit for total gross proceeds of $420,000. Each FT Unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through common share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.70 expiring December 18, 2004. Canaccord Capital Corporation and First Associates Investments Inc. each received a finder's fee consisting of a combination of 7.5% of the gross proceeds raised from the sale of FT Units to their found placee(s), payable in cash, and that number of non-transferable compensation warrants equal to 10% of the total number of FT Units purchased by their found placee(s) (the "Finder Warrants"), each Finder Warrant entitling the holder to purchase one additional common share at an exercise price of $0.70 per share expiring December 18, 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring April 19, 2004.

Proceeds from the private placement will be used to fund exploration programs on the Company's Ontario mineral properties and other eligible projects approved by the Company.

For more information about ValGold Resources Ltd. and its projects please visit the following websites, http://www.sedar.com/ and ValGold's website http://www.valgold.com/.

Stephen J. Wilkinson
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4547 or Toll Free: 1-877-642-6200

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 30, 2003

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD'S FIRST QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its quarterly results for the three months ended October 31, 2003 ("fiscal 2004"). ValGold had earnings of $1,034,211, or earnings per share per share of $0.07, compared to a loss of $145,693, or a loss of $0.01 per share in the three months ended October 31, 2002 ("fiscal 2003"). The earnings per share in fiscal 2004 is primarily from a gain on sale of $1,199,100 resulting from a disposition of a portion of its investment in Northern Orion Resources Inc. ("Northern Orion").

At October 31, 2003, ValGold's working capital, defined as current assets less current liabilities, was $3,806,594. Subsequent to October 31, 2003, ValGold sold an additional portion of its investment in Northern Orion. These shares are included in current assets as marketable securities with a book value of $1,404,400. At October 31, 2003, ValGold's long-term investments in shares of public companies with a book value of $1,405,065 have a market value of $2,966,133 at October 31, 2003.

Office and administration costs increased from $82,318 in fiscal 2003 to $100,450 in fiscal 2004. Legal, accounting and audit increased from $4,659 in fiscal 2003 to $9,947 in fiscal 2004 due to increased regulatory environment and the legal and accounting costs related to maintenance of a public company. Office, administration and legal, accounting and audit will likely continue to higher than fiscal 2003. Shareholder communications increased from $9,105 in fiscal 2003 to $29,597 in fiscal 2004 due to the use of investor relations' consultants. Fees paid to these consultants totalled $23,790 in fiscal 2004. Property investigation costs have decreased from $51,201 in fiscal 2003 to $9,816 in fiscal 2004. ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

At October 31, 2003, ValGold has capitalized $665,698 for mineral property interests, of which $454,213 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario. Other properties include the Manitoba properties, at $65,883, the Horseshoe Properties at $80,842, the Hunter Mine at $19,568 and Jinzhuang, China at $45,192. In fiscal 2004, ValGold expended $168,751 on the acquisition and exploration of its mineral property interests compared to $47,390 in fiscal 2003.

In the New Year, ValGold is planning to initiate and conduct exploration programs on its gold projects in Ontario, Canada and in the Jinzhuang gold camp in China. Drilling that began at the Tower Mountain Property in northwestern Ontario during the last week of October consisted of approximately 1,500 meters of coring in seven holes. The main targets included the U-V zone gold mineralization where drill hole DDH 03-2 intersected 11.8 grams/tonne gold (g/t Au) across a width of 3.0 meters and the A zone where previous work had drill intersections containing visible gold and grades of 13.1 g/t Au over 2 meters. In the Timmins Ontario gold camp, ValGold will commence drilling in early 2004 on the gold zone of the historic Hunter mine project. The Hunter exploration program will include some 1,500 to 2,000 meters of core drilling in the first stage of work. At the Hunter, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m.

Stephen J. Wilkinson
President and Chief Executive Officer
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

Computershare

Computershare Investor Services Inc.
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9549

December 18, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: ValGold Resources Ltd.

We confirm that the following material was sent by pre-paid mail on December 18th, 2003 to the registered shareholders of Common shares of the subject Corporation:

- A Letter to Shareholders
- B Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report BC Form 51-901F for the quarter ended July 31, 2003 including Consolidated Financial Statements for the years ended July 31, 2003 and 2002
- C Proxy
- D Supplemental Mailing List Return Card
- E Annual Report 2003 including President's Letter
- F Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: 604.661.9400 (ext 4504)
Fax: 604.683.3694

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

ValGold Resources Ltd. (the “Company”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on December 18, 2003, of private placement units consisting of 700,000 common shares, warrants to purchase up to an additional 350,000 common shares of the Company, and finder’s fees warrants to purchase up to 70,000 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 24th day of December 2003.

VALGOLD RESOURCES LTD.

By: “Stephen J. Wilkinson”
Stephen J. Wilkinson, President

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

December 18, 2003

Item 3. **Press Release**

December 24, 2003

Item 4. **Summary of Material Change**

ValGold Resources Ltd. Closes Flow-Through Private Placement

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary and Chief Financial Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 24, 2003
Date

"Stephen J. Wilkinson" (signed)
Signature

Stephen J. Wilkinson
Name

President and Chief Executive Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

December 24, 2003

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD CLOSES FLOW-THROUGH PRIVATE PLACEMENT

ValGold Resources Ltd. (VAL-TSX Venture) (the "Company") is pleased to announce that it has completed a flow-through private placement consisting of the issue of 700,000 flow-through units (the FT Units) at $0.60 per FT Unit for total gross proceeds of $420,000. Each FT Unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through common share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.70 expiring December 18, 2004. Canaccord Capital Corporation and First Associates Investments Inc. each received a finder's fee consisting of a combination of 7.5% of the gross proceeds raised from the sale of FT Units to their found placee(s), payable in cash, and that number of non-transferable compensation warrants equal to 10% of the total number of FT Units purchased by their found placee(s) (the "Finder Warrants"), each Finder Warrant entitling the holder to purchase one additional common share at an exercise price of $0.70 per share expiring December 18, 2004.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and the finder's fee are subject to a hold period and may not be traded for a four month period expiring April 19, 2004.

Proceeds from the private placement will be used to fund exploration programs on the Company's Ontario mineral properties and other eligible projects approved by the Company.

For more information about ValGold Resources Ltd. and its projects please visit the following websites, http://www.sedar.com/ and ValGold's website http://www.valgold.com/.

Stephen J. Wilkinson
President and CEO

For further information please contact: Coal Harbor Communications
Telephone: 604-662-4506 Fax: 604-662-4547 or Toll Free: 1-877-642-6200

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	ValGold Resources Ltd.
Participation Fee for the Financial Year Ending:	July 31, 2003l

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		13.868,702	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$0.25	
Market value of class or series	=	$3,467,176	
			$3,467,176 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			NIL (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			NIL (B)
(Repeat for each class or series of corporate debt or preferred shares)			NIL (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$3,467,176
Total fee payable in accordance with Appendix A of the Rule			$1,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			NIL
Total Fee Payable x Number of months remaining in financial year or elapsed since most recent financial year / 12			**$1,000**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________
Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@valgold.com

December 30, 2003 **VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland

Dear Sirs:

Re: Quarterly Report for the Period Ended October 31, 2003

Today, the Company mailed the following material to shareholders appearing on the Company's supplemental mailing list:

- Quarterly Report for the period ended October 31, 2003.

Sincerely,

VALGOLD RESOURCES LTD.

(signed)"Shannon M. Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: TSX Venture Exchange

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF VALGOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company. If you wish to receive such statements, please complete and return this form to:

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: VALGOLD RESOURCES LTD.

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the ValGold Resources Ltd. ("ValGold") and requests that he/she be placed on the ValGold's Supplemental Mailing List in order to receive ValGold's interim financial statements.

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

By providing an E-mail address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of ValGold's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **VALGOLD RESOURCES LTD.** (the "Company") will be held at the Strathcona Room of the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on January 19, 2004, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditors' report thereon for the financial year ended July 31, 2003.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

4. To appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors.

5. To consider and if thought advisable, approve an ordinary resolution to authorize the Directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to issue, in one or more private placements, such number of securities that exceeds 25% of the total number outstanding as at December 16, 2003, all as more fully set forth in the Information Circular accompanying this Notice.

6. To consider and if thought advisable, to pass an ordinary resolution of the Disinterested Members to authorize the directors in their discretion and subject to regulatory approval, and compliance with the policies of the TSX Venture Exchange to increase the number of shares reserved for issuance under the Company's Stock Option Plan to 3,524,840.

7. To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

An Information Circular and a copy of the Annual Report with audited consolidated financial statements of the Company for the year ended July 31, 2003, and the auditors' report thereon, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

If you are unable to attend the Meeting in person, and wish to ensure that your shares will be voted at the Meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of December, 2003

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson, President

VALGOLD RESOURCES LTD
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at November 30, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of VALGOLD RESOURCES LTD. (the "Company") for use at the annual general meeting of the Company to be held on January 19, 2004, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Province newspaper on November 19, 2003.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

SOLICITATION OF PROXIES

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person, who need not be a shareholder, other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REGISTERED AND NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above

forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting, or if the Meeting is adjourned, that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 17,624,202 common shares are issued and outstanding as at November 30, 2003. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on December 16, 2003, will be entitled to receive notice of and vote at the meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	1,885,455 (1)	10.7%

(1) Of these common shares, 365,294 are held indirectly in the name of Dauntless Developments Ltd., 39,000 are held in the name of Mark Management Ltd., and 20,000 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six.

The Company is required to have an audit committee. Members of this committee are Andrew F. B. Milligan, Sargent H. Berner and A. Darryl Drummond.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled [(1)]
STEPHEN J. WILKINSON North Vancouver, BC President, CEO & Director	President and Chief Executive Officer of the Company; Former President and Chief Executive Officer, Northern Orion Resources Inc.; Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc.	Served as director since July 18, 2001	631,900 [(5)]
FRANK A. LANG West Vancouver, BC Non-Executive Chairman & Director	Honorary Chairman of Aurizon Mines Ltd.; President, CEO and Director of Cream Minerals Ltd.; Non-Executive Chairman and Director of Emgold Mining Corporation Chairman and Director of Sultan Minerals Inc.	Served as a director since November 26, 1990	1,885,455 [(2)]
WILLIAM J. WITTE West Vancouver, BC Executive Vice President & Director	President and CEO of Emgold Mining Corporation, Director and Executive Vice-President of Cream Minerals Ltd., involved with the evaluation, financing, development and operation of mineral exploration properties and mines, and also real estate investments.	Served as a director since October 15, 1998	195,000 [(3)]
A. DARRYL DRUMMOND Vancouver, BC Director	Consulting Geologist Engineer	Served as a director since November 3, 1998	90,000 [(4)]
SARGENT H. BERNER Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Served as a director since January 23, 1996	209,800 [(6)]
ANDREW F. B. MILLIGAN Vancouver, BC Director	Independent businessman; Formerly President and Chief Executive Officer of Cornucopia Resources Ltd. and Chairman and Director, Stockscape.com Technologies Inc. (formerly Cornucopia Resources Ltd.)	Served as director since December 13, 2002	147,800 [(6)]

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 30, 2003, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2) Of these common shares, 365,294 are held indirectly in the name of Dauntless Developments Ltd., 39,000 are held in the name of Mark Management Ltd., and 20,000 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(3) Of these shares, 35,000 common shares are held indirectly in an RSP account.

(4) Of these shares, 30,000 common shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(5) Of these shares, 126,740 are held indirectly in the name of Dunrowan Management Ltd., a private company controlled by Stephen J. Wilkinson.

(6) All held directly.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at July 31, 2003, and the other four most highly compensated executive officers of the Company as at July 31, 2003, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Stephen J. Wilkinson President & CEO	2003	99,000	NIL	NIL	375,000 /NIL	NIL	NIL	NIL
	2002	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2001	NIL	NIL	NIL	NIL	NIL	NIL	NIL

During the year ender July 31, 2003, management, administrative, geological and other services were provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, which provides services at cost to the various public entities currently sharing office space with the Company. See "Management Contracts" for further information.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Stock option grants made to the Named Executive Officer during the most recently completed financial year.

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Stephen J. Wilkinson	275,000	43%	0.25	0.25	20-Dec-2012

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable
Stephen J. Wilkinson	NIL	NIL	375,000/NIL	NIL

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended. As well, the Company has a formalized stock option plan in place for the granting of incentive stock options to the directors, among others.

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders. Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officer):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)(2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Andrew F. B. Milligan, Director	150,000(1)	23%	0.25	0.25	20-Dec-02	20-Dec-12

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise during the most recently completed financial year, other than related to the Management Services Agreement with Lang Mining Corporation ("Lang Mining"). See "Interest of Insiders in Material Transactions – Management Agreement" for further information.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Management Agreement – LMC Management Services Ltd. ("LMC")

Commencing August 1, 2001, the Company's, management, administrative, geological and other services were provided by LMC, a private company held jointly by the Company and other public companies, which provides services at cost to the various public entities currently sharing office space with the Company. During the year ended July 31, 2003, the Company paid LMC the sum of $358,551 for these services. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At July 31, 2003, the Company has a receivable from LMC of $124,457.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 1400, 601 West Hastings Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services at cost to the various public entities currently sharing office space with the Company. See "Interest of Insiders in Material Transactions – Management Agreement – LMC Management Services Ltd ("LMC")" for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Company's general approach to corporate governance is summarized below. The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of six directors. All the proposed nominees are current directors of the Company.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, only two are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board

The mandate of the Board, as prescribed by the *Company Act (Britsh Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best

interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters, as circumstances require. The board met four times during the fiscal year ended July 31, 2003.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure. There are two standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. This Committee met formally once during the fiscal year ended July 31, 2003. Currently, the members are Andrew F. B. Milligan, Sargent Berner and A. Darryl Drummond. Mr. Drummond and Mr. Milligan are "unrelated director". Sargent Berner is a "related director" as he is a partner in a law firm which is a service provider to the Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matter relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually. Currently, the members are Andrew F. B. Milligan, Sargent Berner and Darryl Drummond who also constitute the Company's Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Conclude Placements or Transactions

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. The Company uses the prevailing trading price of its common shares as quoted on the TSX Venture Exchange (the "Exchange") as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, the Company may apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under certain policies of the Exchange, issuances of shares by way of private placement in a number in excess of 25% of a listed company's then outstanding shares may require prior shareholders' approval. In order to avoid the necessity and added expense of having to convene an additional shareholders' meeting in the event that arrangements satisfactory to the board are reached for a private placement transaction involving the issuance of shares prior to the shareholders' meeting to be held in 2005, management proposes to request advance approval at this time from the shareholders. The limitations on the approval sought are that any transaction effected by the Company to issue shares must be to parties substantially at arms-length to the Company, must be completed prior to the date of the next Annual General Meeting and must receive the acceptance for filing of the regulatory officials of the Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolved as an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% but not

100% of the total number outstanding as at December 16, 2003 (the "Record Date"), during the next 12 month period."

The directors of the Company believe that passing an ordinary resolution giving effect to the foregoing is in the best interests of the Company and recommend that shareholders vote in favour of the resolution. In the event the resolution is not passed, the Exchange may not approve any private placements which result in the issuance or possible issuance of a number of shares which exceeds the 25% figure, without specific shareholder approval. Such restriction could impede the Company's timely access to required funds.

Stock Option Plan

In 1998, the directors of the Company established the current Plan to assist the Company in attracting, retaining and motivating directors, officers, employees and consultants of the Company and of its subsidiaries, if any, and to closely align the personal interests of such directors, officers, employees and consultants with those of shareholders by providing them with the opportunity, through options, to acquire common shares in the capital of the Company.

Currently, the Plan reserves a total of 2,412,000 shares of which 296,600 remain available to be granted as options. In order for the Company to maintain its ability to grant options under the Plan, the number of shares reserved for issuance under the Plan must be increased.

Disinterested Members will be asked to pass an ordinary resolution to authorize the Directors to increase the number of shares reserved for issuance under the Company's existing Plan from 2,412,000 to 3,524,840 shares, representing just under 20% of the current issued and outstanding shares of the Company.

If the proposed resolution is not passed the Company will be restricted in its ability to offer further incentive options to existing or proposed directors, officers, employees and consultants.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, December 18, 2003.

"Stephen J. Wilkinson" President and Chief Executive Officer	"Shannon M. Ross" Corporate Secretary and Chief Financial Officer

Schedule "A" to the Information Circular of VALGOLD RESOURCES LTD.

TSX Corporate Governance Committee Guidelines	Comments
1. The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a) adoption of a strategic planning process	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company. Such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board's annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b) identification of principal risks and implementation of appropriate risk-management systems	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions. • The Audit Committee reviews and monitors the Company's risk management systems.
(c) succession planning, including appointing, training and monitoring senior management.	• The performance of executive management is assessed annually and compared to the performance of management in other comparable companies.
(d) communications policy	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and regulatory agencies. • Through a Board that meets regularly with management on an informal basis the members of the Audit Committee review and approve all public financial information prior

		to its release.
(e)	integrity of internal control and management information systems	• The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles. The Audit Committee meets with the Chief Financial officer and the Company's external auditors to assess the adequacy and effectiveness of these systems.
2.	Majority of directors are "unrelated"	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder. • Having regard to the foregoing, only 2 of the 6 current directors are unrelated. The directors are considering measures that may be taken to comply with this guideline.
3.	Disclose whether each director is "unrelated"	• Stephen Wilkinson, Frank Lang and William Witte are related due to holding a management position. The two unrelated directors are A. Darryl Drummond and Andrew F. B. Milligan. Sargent Berner is a partner of DuMoulin Black. Mr, Berner's law firm renders services in the ordinary course of business which does not materially affect his ability to act independently of management.
4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	• These functions are addressed by the Corporate Governance Committee and the Board as a whole.
5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	• The Company does not have at this time a specific process established for assessing the effectiveness of its directors.
6.	Provide orientation and education programmes for new directors	• The Board is composed of experienced corporate directors. • The President, in conjunction with the Chairman of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment, new technology and other matters relating to the Company's business. Information packages are distributed to the directors of the Company on new

		regulatory requirements by the Corporate Secretary of the Company
7.	Consider reducing the size of board, with a view to improve effectiveness	• The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8.	Review compensation of directors in light of risks and responsibilities	• The Board and the Corporate Governance Committee periodically review the compensation and benefits of the directors. In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors. • The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.
9.	Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	• Every committee consists of at least a majority of "unrelated" directors.
10.	Appoint a committee responsible for determining the Company's approach to corporate governance issues	• The Board has established a Corporate Governance Committee to be responsible for governance issues.
11.	Define limits to management's responsibilities by developing mandates for:	
	(a) the Board	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
	(b) the executive officer	• There are terms of reference for the President, who serves as the chief executive officer. As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management. • The Board reviews the performance of the President against such annual objectives.

12. Establish procedures to enable the Board to function independently of management	• The Board holds sessions without management present at Board meetings where appropriate. • The independence of the Board is further enabled through the separation of the positions of Chairman and President. • Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company). • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
13. Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	• The Audit Committee is composed of a majority of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board. A formal charter has not been adopted as such, but is under consideration. • The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.
14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense	• In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF VALGOLD RESOURCES LTD. (the "Company")

TO BE HELD IN THE STRATHCONA ROOM, FOUR SEASONS HOTEL, 791 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, ON MONDAY, JANUARY 19, 2004 AT 2:00 P.M.

(the "Meeting")

The undersigned Member of the Company hereby appoints, Stephen J. Wilkinson, President of the Company, or failing this person, Shannon M. Ross, Secretary and CFO of the Company, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Annual and General Meeting and Information Circular)

	Resolution	For	Against
1.	To determine the number of Directors at six.		
		For	**Withhold**
2.	To elect as Director, Frank A. Lang.		
3.	To elect as Director, Sargent H. Berner.		
4.	To elect as Director, A. Darryl Drummond.		
5.	To elect as Director, Andrew F. B. Milligan.		
6.	To elect as Director, William J. Witte.		
7.	To elect as Director, Stephen J. Wilkinson.		
8.	To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company.		
9.	To authorize the directors to fix the remuneration of the Auditors.		
		For	**Against**
10.	To pass an ordinary resolution, that the directors of the Company be authorized to re-capitalize the Company, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing, in one or more private placements, such number of securities as would constitute in total an amount of common shares that exceeds 25% but not 100% of the total number outstanding as at December 19, 2003 (the "Record Date"), during the next 12 month period.		
11.	To pass an ordinary resolution of Disinterested Members of the Company that, the number of shares reserved for issuance under the Company's existing Stock Option Plan be increased from 2,412,000 to 3,524,840 shares, representing approximately 20% of the issued and outstanding shares of the Company as at November 30, 2003.		
12.	To transact such other business as may properly come before the Meeting.		

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated seven (7) calendar days after it was mailed to the Member by Computershare Trust Company of Canada.**

3. ***(i) If a registered Member wishes to attend the Meeting to vote on the resolutions in person,*** *register your attendance with the Company's scrutineers at the Meeting.*

   (ii) If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. ***If a Member cannot attend the Meeting but wishes to vote on the resolutions,*** **the Member can *appoint another person,* who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. ***If the Member cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. **This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.**

7. If a registered Member has returned the proxy form, **the Member may still attend the Meeting and vote in person should the Member later decide to do so.** To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

This proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax 1-(866) 249-7775 or (416) 263-9524, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends,

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
ValGold Resources Ltd.	July 31, 2003	2003	Dec	18

ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valgold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Stephen J. Wilkinson	2003	DEC	18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
[signature]	Andrew F.B. Milligan	2003	DEC	18

Schedule A:

See Attached Audited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedules of mineral property interests.

2. Related party transactions

See note 7 to the audited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended July 31, 2003

Nil

(b) Options granted during the three month period ended July 31, 2003

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
July 10, 2003	20,000	Dale Paruk	$0.25	July 20. 2008

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

13,868,702 shares are issued and outstanding. See note 7 to the audited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,540,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
640,000	0.25	December 20, 2012
20,000	0.25	July 10, 2008
2,300,000		

(ii) Warrants Outstanding

Number of Warrants	Exercise Price ($)	Expiry Dates
589,047	0.25	May 29, 2004
117,810	0.21	May 29, 2004
706,857		

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director (resigned as President effective September 1, 2002)
Sargent H. Berner – Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond – Director
Andrew F.B. Milligan – Director (effective December 16, 2002)
Stephen J. Wilkinson – President (effective September 1, 2002), CEO and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

LETTER TO THE SHAREHOLDERS

We are pleased to present the Annual Report for ValGold Resources Ltd. together with the consolidated financial statements for the fiscal year ended July 31, 2003. The year 2002/2003 has been a very active year, with new acquisitions in Canada and a new development opportunity in China entered into in October 2003. We are looking forward to exploration and development of the new acquisitions in the coming year.

The Year 2002/2003

During the year ValGold concentrated its efforts on the Tower Mountain project in northern Ontario.

ValGold also staked claims in the Thompson Nickel Belt in Manitoba, and renegotiated with the vendors of the Concession 229 property which it had written off in fiscal 2002. Review of the geophysical and drilling programs completed in its diamond exploration program caused ValGold to review the potential for nickel based on the geophysical data. ValGold also entered into an agreement on the Big Claims which are contiguous to the staked claims acquired in fiscal 2003.

ValGold has been conducting exploration programs on the Company's gold projects in Ontario. Drilling restarted at the Tower Mountain Property in northwestern Ontario during the last week of October 2003, that will consist of approximately 1,500 meters of coring in up to 10 holes. The main targets include the U-V zone gold mineralization where drill hole DDH 03-2 intersected 11.8 grams/tonne gold (g/t Au) across a width of 3.0 meters and the A zone where previous work had drill intersections containing visible gold and grades of 13.1 g/t Au over 2 meters. In the Timmins Ontario gold camp, ValGold will commence drilling in January on the gold mineralization zone of the historic Hunter Mine project. The Hunter Mine project exploration program will include some 1,500 to 2,000 meters of core drilling in the first stage of work. At the Hunter Mine project, the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t gold.

Subsequent to July 31, 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada.

Subsequent to July 31, 2003, ValGold also entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The local Chinese gold authority estimates that there is approximately 10 million cubic meters of tailings in the three areas.

The agreement, which is subject to regulatory approval, gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town.

The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30%

net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

The Jinzhuang mining area is located in Fengkai County, in the southern Chinese province of Guangdong. It is accessible by paved highway with secondary gravel roads within the area. In addition, most of the tailings are accessible by motorized water barge that can transport personnel and equipment along a two-kilometre long hydroelectric plant reservoir.

ValGold representatives have visited the Jinzhuang mining areas on several occasions since July 2003. The surface dimensions of the tailings have been confirmed and each of the three tailings areas sampled. The sampling has been primarily of surface or of near-surface tailings (to a depth of 2 meters) using a hand auger. ValGold will be commencing a drill program of the tailings areas for a more comprehensive test of the overall grade and recoverable volumes of the tailings and will be also conducting metallurgical tests to determine the most effective method for material handling and gold recovery.

ValGold's financial position is currently strong and is more than adequate for the planned development project. The Company recently completed financings as announced in October 2003 that totalled Cdn$1.2 million, and as a result has cash and marketable investments of approximately Cdn$9 million. The initial budget for the Jinzhuang tailings project is set at approximately US$500,000 and will fund the drilling and metallurgical tests.

The Company, in conjunction with its corporate advisor, is investigating opportunities for additional acquisitions within the Peoples Republic of China. The focus of the investigations is upon other properties with potential for the development of significant gold resources.

Acknowledgments

We would like to take this opportunity to thank our dedicated staff, joint venture partners, consultants and geologists. Their on-going efforts have contributed to the Company's long-term growth. Most importantly, we sincerely appreciate our many shareholders whose continuing loyalty and support position the Company for success in its future opportunities.

"Stephen Wilkinson"

Stephen J. Wilkinson, President

CHANGE OF NAME

Effective March 27, 2003, the Company completed its name change to ValGold Resources Ltd. The Company remains listed as a Tier 1 Mining Issuer on the TSX Venture Exchange but with the new trading symbol VAL. The name change has been undertaken for corporate purposes and did not involve any change in the Company's capitalization.

PROJECT REVIEW

Tower Mountain Project, Ontario

In total, the Tower Mountain Project's land position amounts to 13,932 acres (5,638 ha) and affords ValGold coverage of 8 km of favourable geology in the gold trend.

The Tower Mountain Project includes the Tower Mountain property, comprised of 55 claims (82 units) plus three freehold patents totalling roughly 3,562 acres (1,442 ha), the Bateman Lake property, comprised of 36 units totalling approximately 1,400 acres (566 ha), two Freehold Parcels and the additional claims recently staked totalling approximately 8,970 acres (3630 ha).

In fiscal 2002 ValGold entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. ValGold entered into option agreements and staked claims contiguous to the original Tower Mountain property. This includes an option agreement to acquire the Bateman Lake Property, comprised of 36 units, that is located on the west side of the Tower Mountain claims.

The geology of the Bateman Lake property is similar to that of the Tower Mountain property with gold mineralization found to occur proximal to the extension of the New Gold Trend. Previous work has produced several areas of interest where sampled outcrops showed grades of up to 82.0 g/t (2.39 oz/t).

In addition, ValGold entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario. The freehold parcels include both surface and mineral right for an aggregate area of 313 acres (127 hectares) with Parcel 5172 covering 160 acres (65 ha) of the strategic lands between and connecting the Tower Mountain and Bateman Lake claims. With this acquisition, ValGold has approximately 1000m (3300 ft) of added strike length of highly perspective geology. The parcels include Timiskaming-age volcanic, porphyritic and sedimentary units that host the New Gold Trend that is the focus of the on-going exploration program on Tower Mountain Project.

ValGold's exploration scope for the Matawin gold belt has been significantly expanded with the staking of new claim groups in Horne and Lamport Townships, both of which are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units that cover approximately 6,240 acres (2,525 ha). The claims are located 5 km west of the Tower Mountain property over an area believed to host Timiskaming-age volcanic and sedimentary rocks. In addition, a regional fault, the Crayfish Creek Break and attendant southwest striking splays are believed to cross the Horne group where potential for gold mineralization is high.

In Lamport Township, ValGold has staked an additional 69 units that total 2,730 acres (1,104 ha). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain. In a setting much like Tower Mountain, a belt of Timiskaming sediments and volcanic rocks is intruded by a felsic stock in an area that may be structurally favourable to the deposition of gold mineralization.

2003/2004 Exploration Program

The 2003/2004 exploration program has commenced on the Tower Mountain project in the Matawin gold belt of northwestern Ontario. Seven diamond-drill holes totalling approximately 1,500 meters have been completed in November and December 2003. The drilling results may be announced in news releases in January 2004.

Eight areas of overburden stripping or trenching were completed prior to the drilling program. The trenches exposed the bedrock between the U and V showings and on-strike areas to the south west and along the original gold trend.

Manitoba Claims

ValGold entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The Big Claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization.

In view of the potential for massive sulphide mineralization, ValGold has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

ValGold intends to have the Big Claims and the adjoining staked ground covered by an airborne geophysical survey in order to further define targets for diamond drill testing. The survey will include both magnetic and electromagnetic coverage.

Concession 229, Manitoba

During the year ended July 31, 2002 ("fiscal 2002"), the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located fifty kilometres east of Gillam, Manitoba. The Company was focusing on diamond exploration and exploration results from the exploration program did not meet the Company's expectations. In fiscal 2002 the property was written down to a nominal carrying value of $1. The Company determined that Concession 229 could have the potential for base metal exploration and as a result, the payments due on the property in fiscal 2003 of 50,000 common shares and a cash payment of $15,000 were made on the property to maintain the option in good standing.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2003 and 2002, and the notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At July 31, 2003, ValGold's working capital, defined as current assets less current liabilities, was $1,860,474, compared with working capital of $1,912,515 at July 31, 2002.

As at July 31, 2003, ValGold has capitalized $496,950 in mineral property interests. During the year ended July 31, 2003 ("fiscal 2003"), ValGold expended $423,279 in cash on exploration and acquisition costs on its mineral property interests. The majority of the exploration expenditures, or $329,243 in fiscal

2003 ($20,771 in the year ended July 31, 2002 ("fiscal 2002")) were incurred on the Tower Mountain Project in Ontario. Ten holes were drilled in fiscal 2003 at a total cost of $107,752. Acquisition costs on the Tower Mountain Project were $56,356 in fiscal 2003 ($18,286 in fiscal 2002), including common shares issued at a value of $13,500.

Subsequent to July 31, 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid subsequent to July 31, 2003) and issue 100,000 common shares (30,000 issued subsequent to July 31, 2003) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

During the year ended July 31, 2003, 660,000 options were granted to directors, officers, consultants and employees at an option price of $0.25. ValGold completed a flow-through financing of 1,178,095 units at $0.21 per unit, for net proceeds of $190,387. Subsequent to the year ended July 31, 2003, 1,000,000 options were granted to directors, officers, consultants and employees at an option price of $0.64, expiring November 14, 2013.

During the year ended July 31, 2003, ValGold received a non-refundable payment of $200,000 for an option over the purchase of one million of the common shares that the Company holds of Northern Orion Resources Inc. ("Northern Orion"). At July 31, 2003, this payment has been recorded as deferred income. Subsequent to July 31, 2003, the optionor completed its purchase of 1,000,000 common shares of Northern Orion for total proceeds of $2,700,000. In addition, the Company exercised 1,000,000 warrants at a price of $2.00 per common share and subsequently sold the shares for proceeds of $2,600,000.

Subsequent to July 31, 2003, the Company completed a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for gross proceeds of $549,850. Each unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company issued finder's fees to arm's length finders of 7.5% of the gross proceeds raised in the Offering and 149,900 non-transferable finder's fees warrants at a price of $0.40 per share.

A non-brokered private placement of 2,099,500 units at $0.305 per unit for gross proceeds of $624,335 was also completed subsequent to July 31, 2003. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash and units. Also, 129,700 non-transferable compensation warrants were issued, equal to 10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years were issued.

ValGold has no long-term debt outstanding.

Ontario Properties

Tower Mountain Property

In fiscal 2002 ValGold entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas

located in northwestern Ontario. ValGold may earn its interest by making cash payments of $220,000 ($40,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property

In fiscal 2003, ValGold entered into option agreements and staked claims contiguous to the original Tower Mountain property. This includes an option agreement to acquire the Bateman Lake Property that is located on the west side of the Tower Mountain claims. The option agreement allows ValGold to obtain a 100% interest in the 36 units comprising the Bateman Lake property by making total payments to the optionor of $40,000 in cash ($ nil paid), and issuing 160,000 common shares (40,000 issued), and by completing $500,000 in work on the property over three years. Upon fulfilling the above obligations, ValGold will hold a 100% interest in the property subject only to a 2.5% NSR to the optionors where ValGold shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production, and subject to an annual pre-production royalty, commencing on the 48th month following regulatory approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of ValGold common shares to be valued by averaging ValGold's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at ValGold's sole discretion.

Parcel 5172 and Parcel 5795

ValGold has entered into an agreement to acquire Parcel 5172 and Parcel 5795 ("the Parcels"), Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario. The agreement allows ValGold to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (10,000 issued) over a 48-month period. Upon fulfilling the above obligations, ValGold will own the Parcels subject only to a 2.5% NSR. ValGold has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the optionor at any time up to commencement of production.

Staked Claims

ValGold's exploration scope for the Matawin gold belt has been significantly expanded with the staking of new claim groups in Horne and Lamport Townships, both of which are located on-strike and west of the Tower Mountain project. In Lamport Township, ValGold has staked an additional 69 units that total 1,104 ha (2,730 acres). .

Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($ nil paid subsequent to July 31, 2003) and issue 325,000 common shares (55,000 issued subsequent to July 31, 2003) to the optionor over a five-year period. No payments were made or shares issued in fiscal 2003. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment

of $1,000,000 to the optionors at any time up to the commencement of commercial production.

Manitoba Claims

Big Claims
ValGold has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows ValGold to obtain a 70% interest in and to the property by making total payments to the optionor of $60,000 in cash ($5,000 paid), and issuing 200,000 common shares (50,000 issued) over a 36-month period. Additionally, in order to maintain its option, ValGold will be required to incur exploration expenditures on the property totalling $335,000 prior to December 11, 2005.

Upon completion of the above obligations, ValGold will hold a 70% interest in the property. The optionors will retain the remaining 30% ownership interest and a 3.0% NSR. ValGold has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the optionor at any time up to commencement of commercial production. The agreement also includes a provision for a 70:30 Joint Venture ("JV") with the optionor for the further exploration and development of the property. ValGold will be entitled to be the operator of the JV so long as its interest remains greater than 50%. The optionor shall be deemed to have exploration expenditures equivalent to 30% of the exploration expenditures incurred by ValGold on formation of the JV. Should either party elect not to participate or be unable to participate in further exploration of the property, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its exploration costs expressed as a percentage of the exploration costs of both parties. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the property is optioned to a third party, the interests of ValGold and the optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

In view of the potential for massive sulphide mineralization, ValGold has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

Concession 229, Manitoba
During fiscal 2002, ValGold entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located 50 kilometres east of Gillam, Manitoba. To earn its interest, ValGold was to make total cash payments of $105,000 ($25,000 paid) and issue 200,000 common shares (100,000 issued) to the optionor over three years. In addition to the above, ValGold was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. ValGold was focusing on diamond exploration, and exploration results from the exploration program did not meet the Company's expectations. Accordingly, in fiscal 2002 the property was written down to a nominal carrying value of $1, for a total write-down of $149,408. The Company subsequently determined that Concession 229 could have the potential for base metal exploration and as a result, the payments due on the property in fiscal 2003 of 50,000 common shares and a cash payment of $15,000 were made on the property to maintain the option in good standing.

Subsequent to July 31, 2003, ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada.

Subsequent to July 31, 2003, ValGold also entered into an agreement with the town of Jinzhuang in China

for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. The local Chinese gold authority estimates that there is approximately 10 million cubic meters of tailings in the three areas.

The agreement, which is subject to regulatory approval, gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings reverts back to the town.

The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

Results of Operations

ValGold incurred a loss of $682,735, ($0.05 per common share) in fiscal 2003, compared to a loss of $2,576,813, ($0.21 per common share) in fiscal 2002. In fiscal 2002, the Company incurred a write-down of mineral property interests totalling $1,267,927, compared to a write-down of $4,890 in fiscal 2003.

Until July 31, 2001, ValGold received administrative services from Lang Mining Corporation ("Lang Mining") and reimbursed Lang Mining on a cost plus 15% basis. ValGold also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 ValGold discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. ValGold negotiated a settlement agreement for repayment of a balance receivable from Lang Mining, as part of a termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made for the valuation of the remaining term of the contract in the second quarter of fiscal 2002. Cash payments were received from Lang Mining in the second quarter of fiscal 2002, and the balance was repaid before the year ended July 31, 2002. Interest at an annual rate of 9.75%, or $20,670 was received in fiscal 2002, compared to $ nil in fiscal 2003. From August 1, 2002 to December 31, 2002, Lang Mining was paid a management fee of $8,750 per month. Effective January 1, 2003, a fee of $2,500 is being paid to Lang Mining for the services of Mr. Lang as chairman of the Company. Mr. Lang receives no other cash remuneration from the Company.

Office and administration costs decreased from $518,620 in fiscal 2002 to $325,697 in fiscal 2003. The Company shares office space with other public companies, and office and administrative costs will vary based on time and resource allocation. Legal, accounting and audit decreased from $212,221 in fiscal 2002 to $97,729 in fiscal 2003. In fiscal 2002, the Company incurred significant legal fees related to a proxy solicitation in December 2001 and January 2002.

Shareholder communications decreased from $207,052 in fiscal 2002 to $67,904 in fiscal 2003. The decrease in shareholder communications activities is primarily due to increased costs in fiscal 2002 related to the proxy solicitation in December 2001 and January 2002. Shareholder communications activities primarily consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Property investigation costs have decreased from $241,795 in fiscal 2002 to $107,578 in fiscal 2003. ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In fiscal 2003 ValGold entered into an agreement to retain the services of Coal Harbor Communications to provide investor relations services at a fee of $4,000 per month commencing May 1, 2003. During the year ended July 31, 2003, $12,000 was expended on investor relations consultants. An additional $2,534 in options were granted to Coal Harbor Communications during the year. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.9%, expected dividend yield of 0%, volatility factor of the expected market price of the Company's common shares of 101% and an expected life of the options of two years. Subsequent to July 31, ValGold entered into an agreement to retain the services of Windward Communications to provide investor relations services at a fee of $2,500 USD per month with a fee of $3,500 USD in the first month, commencing September 2003.

In the second quarter of fiscal 2002, ValGold's wholly owned subsidiary, Valerie Gold de Mexico, S.A. de C.V., was sold to an arm's length party, for a gain of $100,935. There is no comparative gain in fiscal 2003. Included in interest and other income in fiscal 2002 is $5,783 in proceeds from the sale of furniture and equipment in Mexico, with no comparative proceeds in fiscal 2003. Interest income has decreased in fiscal 2003 to $27,397 from $96,984 in fiscal 2002, due to lower interest rates and declining cash balances. Excess funds not required for current expenditures are invested in temporary investments maturing at various dates to facilitate cash management.

ValGold is currently exploring in Canada so foreign exchange risks have been reduced as most expenditures are in Canadian dollars. Project closure costs of $44,496 in fiscal 2002 relate to the closure and sale of the Mexican subsidiary. A refund of a reclamation bond of $6,755 relating to the Walker Lane property resulted in a recovery of project closure costs in fiscal 2003.

Risks and Uncertainties

ValGold explores for minerals and has been concentrating its efforts in Canada in the current period. Currently, ValGold has options on several properties within two project areas in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the various exploration programs underway and analyzing future potential. Subsequent to July 31, 2003, ValGold has signed an option agreement on certain properties in China.

ValGold has no source of revenue other than interest income earned on cash held in investment accounts, or possibly in the future, the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expenses must be derived from its existing cash position or from external financing. ValGold believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors, the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

ValGold continues to maintain a good financial position with a current balance of approximately $1.3 million in the treasury. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as the property to which the costs relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

VALGOLD RESOURCES LTD.
(formerly Valerie Gold Resources Ltd.)
(an exploration stage company)
CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2003 and 2002

Auditors' Report

To the Shareholders of
ValGold Resources Ltd.

We have audited the consolidated balance sheets of ValGold Resources Ltd. (formerly Valerie Gold Resources Ltd.) as at July 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, B.C.
November 7, 2003

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
(an exploration stage company)
Consolidated Balance Sheets
As at July 31, 2003 and 2002

	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 295,135	$ 531,286
Temporary investments	759,881	1,279,294
Marketable securities (Note 6)	852,361	--
Due from related parties (Note 8)	126,129	81,476
Accounts receivable and prepaids	77,224	66,780
	2,110,730	1,958,836
Investments (Note 4)	1,361,504	2,213,865
Equipment (Note 5)	1,222	5,023
Mineral property interests (see schedules) (Note 3)	496,950	39,061
	$ 3,970,406	$ 4,216,785
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 50,256	$ 41,344
Deferred gain (Note 6)	200,000	--
Due to related parties (Note 8)	--	4,977
	250,256	46,321
Shareholders' equity		
Share capital (Note 7)	32,225,232	31,995,345
Contributed surplus (Note 13)	2,534	--
Deficit	(28,507,616)	(27,824,881)
	3,720,150	4,170,464
	$ 3,970,406	$ 4,216,785

Subsequent events (Notes 12 & 2a)

Approved by the Directors

William J. Witte
Director

Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended July 31, 2003 and 2002

	2003	2002
Expenses (Recoveries)		
	$	$
Depreciation	384	1,367
Foreign exchange loss (gain)	37,917	(10,442)
Legal, accounting and audit (Note 8)	97,729	212,221
Management fees (Note 8)	61,250	228,150
Office and administration (Note 8)	325,697	518,620
Shareholder communications	67,904	207,052
Travel and conferences	13,538	14,379
	604,419	1,171,347
Project closure costs (recovery)	(6,755)	44,496
Property investigations	107,578	241,795
Write-down of mineral property interests (see schedules) (Note 3)	4,890	1,267,927
Loss on sale of investment	--	54,950
Gain on sale of subsidiary	--	(100,935)
Interest income	(27,397)	(102,767)
Loss for the year	(682,735)	(2,576,813)
Deficit, beginning of year	(27,824,881)	(25,248,068)
Deficit, end of year	$ (28,507,616)	$ (27,824,881)
Loss per share – basic and diluted	$ (0.05)	$ (0.21)
Weighted average number of common shares outstanding	13,391,054	12,441,963

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended July 31, 2003 and 2002

	2003	2002
Cash provided by (used for)		
Operations		
Loss for the year	$ (682,735)	$ (2,576,813)
Items not involving cash		
Depreciation	384	1,367
Loss on sale of investment	--	54,950
Loss on sale of equipment	1,417	--
Write-down of mineral property interests	4,890	1,267,927
Stock-based compensation	2,534	--
Accrued interest on temporary investments	(9,640)	--
Gain on sale of subsidiary	--	(100,935)
	(683,150)	(1,353,504)
Changes in non-cash operating working capital		
Accounts receivable and prepaids	(10,444)	33,424
Due from related parties	(49,630)	493,573
Accounts payable and accrued liabilities	8,912	(72,477)
	(734,312)	(898,984)
Investments		
Mineral property interests		
Acquisition costs	(62,856)	(142,262)
Exploration and development costs	(360,423)	(816,742)
Investments	--	(548,464)
Proceeds from sale of investment	--	58,050
Temporary investments	529,053	2,184,655
Deferred gain from investment	200,000	--
Proceeds on sale of equipment	2,000	--
Cash from sale of subsidiary	--	101,037
	307,774	836,274
Financing		
Common shares, less share issue costs	190,387	--
	190,387	--
Decrease in cash and cash equivalents during the year	(236,151)	(62,710)
Cash and cash equivalents, beginning of year	531,286	593,996
Cash and cash equivalents, end of year	$ 295,135	$ 531,286

Supplementary cash flow information (Note 13)

1. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

2. Significant accounting policies:

(a) Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Valerie Gold de Mexico, S.A. de C.V. ("VGM"), Valerie Gold Alaska Ltd. ("VGA"), Puma Minerals Inc. ("Puma") and Valerie Gold International (Cayman) Ltd ("Cayman"). VGM, which held the Company's mineral property interests in Mexico, was sold during the year ended July 31, 2002, VGA was dissolved during the year ended July 31, 2003, and Cayman was dissolved subsequent to the year ended July 31, 2003. Puma is in the process of dissolution. All inter-company balances and transactions have been eliminated.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of property, plant and equipment and mineral property interests, reclamation obligations, rates for depreciation, and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than 90 days from the original date of acquisition.

(d) Temporary investments

Temporary investments are carried at the lesser of cost and net realizable value and have maturity dates between 90 days and 1 year. Premiums and discounts at the time of acquisition of those investments are amortized to income over the term to maturity of the investment.

2. Significant accounting policies (continued):

(e) Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related mineral property agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

The amount shown for mineral property interests represents costs incurred to date and the fair value of common shares and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred. Property investigation costs, where a property interest is acquired, are capitalized.

(f) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless an other than temporary decline in value has been determined, at which time they are written down to market value.

(g) Translation of foreign currencies

The Company's operations in foreign countries are considered to be integrated for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related depreciation at applicable historical rates and revenue and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(h) Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

2. **Significant accounting policies (continued):**

(i) Loss per common share

Loss per common share is computed using the weighted average number of common shares outstanding during the year. All outstanding options and warrants are anti-dilutive and therefore have no effect on determination of loss per share.

(j) Equipment

Equipment is recorded at cost. Depreciation is calculated on a declining-balance basis based on the estimated future lives of the assets at rates ranging from 5% to 30%.

(k) Share purchase options

The Company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

In accordance with the standard, the fair value of any options granted after August 1, 2002, are disclosed within the notes to the accounts. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

3. **Mineral property interests:**

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	2003 Total Costs	2002 Total Costs
Tower Mountain (a)	$ 74,642	$ 350,014	$ 424,656	$ 39,057
Manitoba Nickel (b)	46,001	14,974	60,975	1
Hunter Gold Mine (c)	--	3,618	3,618	--
Horseshoe (Note 12)	--	7,698	7,698	--
Other Ontario (d)	3	--	3	3
	$ 120,646	$ 376,304	$ 496,950	$ 39,061

(a) Tower Mountain Project, Ontario

Tower Mountain Property

During fiscal 2002, the Company entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($40,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

3. **Mineral property interests (continued):**

(a) Tower Mountain Property, Ontario (continued)

Bateman Lake Property
The Company has entered into an option agreement to acquire a 100% interest in the Bateman Lake Property (36 units), located to the west side of the Tower Mountain claims. The option agreement requires total payments to the optionors of $40,000 in cash ($ nil paid) over three years and the issuance of 160,000 common shares (40,000 issued) over three years, and completion of $500,000 in work on the property over three years. Upon fulfilling the above obligations, the Company will hold a 100% interest in the property subject to a 2.5% NSR to the optionors where the Company shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production, and subject to an annual pre-production royalty, commencing on the 48th month following regulatory approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of the Company's common shares to be valued by averaging the Company's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at the Company's sole discretion.

Parcels 5172 and 5795
The Company has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (10,000 issued) over a 48-month period. Upon fulfilling the above obligations, the Company will own the Parcels subject only to a 2.5% NSR. The Company has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the optionor at any time up to commencement of production.

(b) Manitoba Nickel Properties, Manitoba

Big Claims
The Company has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash ($5,000 paid), and issuing 200,000 common shares (50,000 issued) over a 36-month period. Additionally, in order to maintain its option, the Company will be required to incur exploration expenditures on the property totalling $335,000, prior to December 11, 2005. Upon fulfilling the above obligations, the Company will hold a 70% interest in the property. The optionor will retain the remaining 30% ownership interest and a 3.0% NSR. The Company has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the optionor at any time up to commencement of commercial production. The agreement also includes a provision for a 70:30 Joint Venture ("JV") with the optionor for the further exploration and development of the property. The Company will be entitled to be the operator of the JV so long as its interest remains greater than 50%. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the property, its interest shall convert to a 10% Net Profits Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the property is optioned to a third party, the interests of the Company and the optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

3. **Mineral property interests (continued):**

(b) Manitoba Nickel Properties, Manitoba (continued)

Concession 229, Manitoba
During fiscal 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located 50 kilometres east of Gillam, Manitoba. To earn its interest, the Company was to make total cash payments of $105,000 ($25,000 paid) and issue 200,000 common shares (100,000 issued) to the optionor over three years. In addition to the above, the Company was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. The Company was focusing on diamond exploration, and results from the diamond exploration program did not meet the Company's expectations. Accordingly, in fiscal 2002 the property was written down to a nominal carrying value of $1, for a total write-down of $149,408. The Company determined that Concession 229 could have the potential for base metal exploration and as a result, the payments due on the property in fiscal 2003 of 50,000 common shares and a cash payment of $15,000 were made on the property to maintain the option in good standing.

(c) Hunter Gold Mine, Ontario

During fiscal 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($ nil paid subsequent to July 31, 2003) and issue 325,000 common shares (55,000 issued subsequent to July 31, 2003) to the optionor over a five-year period. No payments were made or shares issued in fiscal 2003. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% NSR from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

(d) Armstrong Property, Ontario

During fiscal 2001, the Company entered into an option agreement to acquire a 100% interest in 12 claims totalling 186 units located in Northern Ontario. The Company was entitled to earn its interest by making cash payments totalling $144,000 over three years ($18,000 paid) and issuing 250,000 common shares (25,000 issued) over a four-year period. Four tranches of 50,000 share purchase warrants were issued at prices from $0.33 to $0.80 to purchase a total of 200,000 common shares of the Company. The first tranche of 50,000 warrants at a price of $0.33 was to expire one year from regulatory approval, or December 7, 2002. Results from the exploration program did not meet the Company's expectations, and accordingly the properties were returned to the optionors and mineral property costs of $79,897 were written off in 2002. None of the warrants in the first tranche were exercised in fiscal 2003, all outstanding warrants were cancelled and the property was returned to the optionors.

4. **Investments:**

	Number of Shares	Net Book Value 2003	Market Value 2003
Emgold Mining Corporation (Note 8(e))	400,000	$ 40,000	$ 284,000
Sultan Minerals Inc. (Note 8(e))	665,000	99,750	109,725
Cream Minerals Ltd. (Note 8(e))	135,000	25,650	22,950
Manhattan Minerals Corp.	50,000	48,464	29,000
LMC Management Services Ltd. (Note 8(b))	1	1	1
Northern Orion Resources Inc. (Note 8(e))			
Shares	833,333	710,300	1,233,333
Warrants	1,050,000	437,339	--
		$1,361,504	$1,679,009

	Number of Shares	Net Book Value 2002	Market Value 2002
Emgold Mining Corporation (Note 8(e))	400,000	$ 40,000	$ 112,000
Sultan Minerals Inc. (Note 8(e))	665,000	99,750	159,600
Cream Minerals Ltd. (Note 8(e))	135,000	25,650	25,650
Manhattan Minerals Corp.	50,000	48,464	33,500
LMC Management Services Ltd. (Note 8(b))	1	1	1
Northern Orion Resources Inc. (Note 8(e))			
Shares	1,833,333	1,562,661	1,883,333
Warrants	1,050,000	437,339	--
		$2,213,865	$2,214,084

During fiscal 2002, the Company purchased a total of 833,333 units in Northern Orion Resources Inc. by way of a private placement. The units were comprised of 833,333 common shares and 50,000 share purchase warrants. The warrants may be exercised until March 28, 2004, at a price of $0.75 per share. The acquired common shares were valued at the prevailing market price at the time of acquisition of $462,661 and the remaining balance of the purchase price, $37,339 was ascribed to the warrants. There are also 1,000,000 share purchase warrants exercisable at $2.00 per share expiring on December 31, 2003. The acquired common shares were valued at the prevailing market price at the time of acquisition of $1,100,000 and the remaining balance of the purchase price, $400,000 was ascribed to the warrants.

During fiscal 2003, the Company issued an option on one million of its shares of Northern Orion Resources Inc. The shares under option have been classified as Marketable Securities (Note 6).

5. **Equipment:**

	Cost	Accumulated Depreciation	Net Book Value 2003	Net Book Value 2002
Mobile equipment	$ 9,548	$ 9,109	$ 439	$ 627
Office equipment	1,701	918	783	4,396
	$ 11,249	$ 10,027	$ 1,222	$ 5,023

The cost of equipment at July 31, 2002, was $16,841.

6. **Deferred gain:**

The Company has received a non-refundable payment of $200,000 for an option over the purchase of one million post-consolidation common shares of Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd.) ("Northern Orion"). This agreement is with a party at arm's-length to the Company, and gives the optionor the right to purchase the shares from the Company at a price of $2.50 per common share until November 5, 2003. The book value of these common shares of Northern Orion is included in marketable securities. The market value of the shares at July 31, 2003, was $1,540,000.

7. **Share capital:**

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2001	12,210,607	$31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	$32,225,232

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options. In addition, options may be issued in exchange for goods or services.

A summary of the changes in stock options for the years ended July 31, 2003 and 2002 is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Cancelled	(250,500)	$0.62
Balance, July 31, 2002	1,925,000	$0.43
Granted	660,000	$0.25
Cancelled	(285,000)	$0.43
Balance, July 31, 2003	2,300,000	$0.38

7. **Share capital (continued):**

Stock options (continued):

The following table summarizes information about the stock options outstanding at July 31, 2003:

Exercise Price	Number Outstanding and Exercisable at July 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.43	1,640,000	7.5 years	$0.43
$0.25	660,000	9.3 years	$0.25

The Company has elected not to follow the fair value method of accounting for stock options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors, as the exercise price is equal to or lower than the market price at the date of grant. Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $78,103 (2002 - $12,833) in respect of granted stock options.

The fair value of the options granted to employees and directors has been calculated using the Black-Scholes option-pricing model, using the following assumptions: a risk-free interest rate of 2.90% to 3.5% per annum; expected life of two years; expected volatility of 67% to 101%; and no dividend yield. Pro forma information determined under the fair method of accounting for stock options is as follows:

	Year ended July 31, 2003	Year ended July 31, 2002
Loss for the year		
As reported	$ 682,735	$2,576,813
Compensation expense	78,103	12,833
Pro forma loss for the year	$ 760,838	$2,589,646
Basic and diluted loss per share		
As reported	$ (0.05)	$ (0.21)
Pro forma	$ (0.06)	$ (0.21)

Options granted to consultants are recorded as consulting expenses. The fair value of the options issued to consultants has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.9%, expected dividend yield of 0%, volatility factor of the expected market price of the Company's common shares of 101% and an expected life of the options of two years.

Warrants

At July 31, 2003, there are 706,857 warrants (589,047 exercisable at a price of $0.25, and 117,810 exercisable at a price of $0.21) expiring on May 29, 2004.

8. Related party transactions and balances:

Services provided by:	2003	2002
Lang Mining Corporation (a)		
Management fee	$ 61,250	$228,150
Services provided	--	135,754
LMC Management Services Ltd. (b)	358,551	487,417
Legal fees (c)	43,500	124,920

Balances receivable from (payable to) (d):		
Emgold Mining Corporation	--	3,138
LMC Management Services Ltd. (b)	124,457	65,094
Lang Mining Corporation	--	723
Sultan Minerals Inc.	--	12,008
Cream Minerals Ltd.	650	513
Legal fees (c)	1,022	(4,977)
	$126,129	$ 76,499

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. Pursuant to an agreement dated April 1997, Lang Mining was to provide management services at a rate of $5,000 per month, and provide office, administrative and geological services at cost plus 15%, until November 30, 2006. Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. A fair value of $228,150 for the buyout of the remaining term of the management contract with Lang Mining was prepared by experts under the supervision of the independent directors of the Company and was paid in fiscal 2002. From August 1, 2002 to December 31, 2002, Lang Mining was paid a management fee of $8,750 per month. Commencing January 1, 2003, $2,500 is being paid to Lang Mining for the services of the chairman of the Company.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value (See Note 4).

(c) Legal fees were paid to a law firm of which a director is a partner.

(d) Balances receivable from related parties are non-interest bearing and due on demand (See Note 8(b)).

(e) The Company's investments include shares of five companies with directors and/or management in common with the Company.

9. Income taxes:

(a) The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2003	2002
Statutory tax rate	37.62%	39.62%
Loss for the year	$ (682,735)	$(2,576,813)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(256,845)	(1,020,933)
Non-deductible differences	54,404	91,328
Recognized tax losses	(33,471)	(36,730)
Benefits from losses not recognized	242,991	961,829
Differences in foreign tax rates	(7,079)	4,506
	$ --	$ --

(b) The significant components of the Company's future tax assets are as follows:

	2003	2002
Mineral property interests	$ 3,103,090	$ 2,803,345
Operating loss carryforward	808,012	995,190
Other	32,082	14,683
Benefits from losses	3,943,184	3,813,218
Valuation allowance for future tax assets	(3,943,184)	(3,813,218)
	$ --	$ --

The realization of benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

(c) The Company has Canadian non-capital losses carried forward of $2,269,697 that may be available for tax purposes. The losses expire as follows:

Expiry Date	$
2004	550,466
2005	264,215
2006	622,273
2007	832,743
2008	--
	2,269,697

10. Commitments:

On April 22, 1997, the Company entered into a shareholder rights plan, which attributes one right to each common share of the Company. In the event that an Acquirer obtains 20% or more of the outstanding common shares of the Company and does not make a permitted bid to the holders of the remaining common shares on identical terms, the Rights separate from the common shares and become exercisable into additional common shares of the Company, at an exercise price which approximates 50% of the prevailing market price. The Rights are not exercisable until the conditions of the shareholder rights plan are triggered. The Board of Directors of the Company can redeem the Rights at any time for an amount equal to $0.00001 per Right.

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)

(an exploration stage company)

Consolidated Schedule of Mineral Property Interests

Year ended July 31, 2002

	Tower Mountain Project, Ontario	Concession 229, Manitoba	Quetico Belt, Armstrong, McCoig, Ontario	Crystal Diamond/ Starlight, Manitoba	Walker Lane, Nevada	Total Mineral Property Interests July 31, 2002
Acquisition costs						
Balance, beginning of year	$ --	$ --	$ 61,736	$ 21,090	$ --	$ 82,826
Incurred during the year	18,286	27,500	34,832	60,269	110,675	251,562
	18,286	27,500	96,568	81,359	110,675	334,388
Write-down of mineral property interest	--	(27,499)	(96,565)	(81,359)	(110,675)	(316,098)
Balance, end of year	18,286	1	3	--	--	18,290
Exploration and development costs						
Balance, beginning of year	--	--	84,877	60,317	10,664	155,858
Incurred during the year						
Assays and analysis	1,965	1,112	1,440	3,396	24,127	32,040
Drilling	--	85,371	71,287	146,385	52,339	355,382
Geological and geophysical	16,620	22,501	168,999	192,956	26,680	427,756
Site activities	324	--	1,683	3,178	--	5,185
Travel and accommodation	1,862	21,191	11,459	53,140	2,751	90,403
	20,771	130,175	254,868	399,055	105,897	910,766
	20,771	130,175	339,745	459,372	116,561	1,066,624
Assistance and recoveries (MEAP)	--	(8,267)	--	(85,757)	--	(94,024)
Write-down of mineral property interests	--	(121,908)	(339,745)	(373,615)	(116,561)	(951,829)
Balance, end of year	20,771	--	--	--	--	20,771
Total Mineral Property Interests	$ 39,057	$ 1	$ 3	$ --	$ --	$ 39,061

11. Financial instruments:

At July 31, 2003 and 2002, except as noted below, the fair values of cash and cash equivalents, due from related parties, accounts receivable and prepaids, and accounts payable and accrued liabilities approximate carrying values because of the short-term nature of these instruments.

The fair market value of the Company's Canadian and US dollar denominated temporary investments is less than (exceeds) carrying value by $ nil and US$ nil, respectively, at July 31, 2003 (2002 - $3,606 and US$ nil). The fair market value of interest bearing temporary investments may change as a result of any future change in the prevailing level of market interest rates. Changes in market interest rates have no effect on the contractual income cash flows of the investments.

The fair market value of the Company's investments will fluctuate with market prices. The fair market value of the investments exceeds carrying value by $317,504 at July 31, 2003 (2002 - $219). The Company is exposed to a risk of loss if the market price of the investments remains below cost. At July 31, 2003, the Company has estimated the fair value of its 1,050,000 Northern Orion share purchase warrants (Note 4) at $437,339.

12. Subsequent events:

Subsequent to July 31, 2003, the Company:

(a) completed a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for gross proceeds of $549,850. Each unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company issued finder's fees to arm's length finders of 7.5% of the gross proceeds raised in the Offering and 149,900 non-transferable finder's fees warrants at a price of $0.40 per share.

(b) completed a non-brokered private placement for 2,099,500 units at $0.305 per unit for gross proceeds of $624,335. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash or units. Also, 129,700 non-transferable compensation warrants were issued, equal to 10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years.

(c) entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid subsequent to July 31, 2003) and issue 100,000 common shares (30,000 issued subsequent to July 31, 2003) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

12. Subsequent events (continued):

(d) completed the sale of 1,000,000 common shares of Northern Orion for proceeds of $2,500,000 (See Note 6). In addition, the Company exercised 1,000,000 warrants at a price of $2.00 per common share and subsequently sold the shares for proceeds of $2,600,000.

13. Supplementary cash flow information:

During the years ended July 31, 2003 and 2002, the Company conducted non-cash investing and financing activities as follows:

	2003	2002
Shares issued for mineral property interests and finders' fees	$ 39,500	$ 109,300
Options issued to consultant (Note 7)	$ 2,534	$ --

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
(an exploration stage company)
Consolidated Schedule of Mineral Property Interests
Year ended July 31, 2003

	Tower Mountain Project, Ontario	Hunter Mine, Ontario	Quetico Belt, Armstrong, Ontario	Manitoba Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2003
Acquisition costs						
Balance, beginning of year	$ 18,286	$ --	$ 3	$ 1	$ --	$ 18,290
Incurred during the year	56,356	--	--	46,000	--	102,356
Balance, end of year	74,642	--	3	46,001	--	120,646
Exploration and development costs						
Balance, beginning of year	20,771	--	--	--	--	20,771
Incurred during the year						
Assays and analysis	25,354	--	--	--	217	25,571
Drilling	107,752	--	--	--	--	107,752
Geological and geophysical	156,306	1,680	2,917	16,910	6,314	184,127
Site activities	3,299	--	--	37	--	3,336
Travel and accommodation	36,532	1,938	--	--	1,167	39,637
	329,243	3,618	2,917	16,947	7,698	360,423
	350,014	3,618	2,917	16,947	7,698	381,194
Write-down of mineral property interests	--	--	(2,917)	(1,973)	--	(4,890)
Balance, end of year	350,014	3,618	--	14,974	7,698	376,304
Total Mineral Property Interests	$ 424,656	$ 3,618	$ 3	$ 60,975	$ 7,698	$ 496,950